Jiangbo Pharmaceuticals, Inc.
Middle Section, Longmao Street, Area A, Laiyang Waixiangxing Industrial Park
Laiyang City, Yantai, Shandong Province, People’s Republic of China 265200

                        December 8, 2009

Mr. Frank Wyman Securities and Exchange Commission, Division of Corporation Finance 100 F Street, N.E., Washington, D.C. 20549-3561

Re:	Jiangbo Pharmaceuticals, Inc.
Form 10-K/A and Form 10-Q/A
Filed on April 10, 2009
File No. 000-53037

Dear Mr. Wyman:

Jiangbo Pharmaceuticals, Inc. (the “Company”) is in receipt of the Staff’s letter dated November 18, 2009 relating to its amended annual report and quarterly report referenced above.  While the Company is endeavoring to respond to the Staff’s comments in a timely manner, we are respectfully requesting to extend the time by which the Company must respond to the comments.  We would respectfully request that the Staff provide the accommodation to the Company to allow it until December 18, 2009 to respond so that our response is as correct and comprehensive as possible and reflects the necessary consideration of the issues raised by the Company and our independent public accountants.

Please feel free to contact our counsel Angela Dowd of Loeb & Loeb at (212) 407-4097 with any questions or concerns in this regard.

Sincerely,

/s/ Wubo Cao
Wubo Cao
Chief Executive Officer
cc:           Angela Dowd
Loeb & Loeb LLP